

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Mr. Christopher J. Swift
Executive Vice President & Chief Financial Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 0615

**Re: The Hartford Financial Services Group, Inc.
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed on April 29, 2010
File No. 001-13958**

Dear Mr. Swift:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief